stgeorge

07027128

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

27 September 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 0 2 2007
WASH, D.C. 185

Attention: SEC Filing Desk

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Resignation of Gail Kelly;
- Change in substantial holding;
- Change in substantial holding;
- Resignation of Gail Kelly;
- US and UK Investor Presentation by CFO;
- Change in substantial holding;
- Change in substantial holding;
- St.George BP partnership
- Saints - declaration of dividend
- SPS - declaration of dividend
- CPS – declaration of dividend
- Saints, SPS & CPS dividend alteration

PROCESSED
OCT 17 2007
THOMSON FINANCIAL

SUPPL

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

ST03292 C10/03

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

news release

17 August 2007

Mr John Thame, Chairman of St.George Bank, announced that Mrs Gail Kelly had resigned today from the Group to take up the role of Managing Director and CEO of Westpac Banking Corporation from next year.

The Board has appointed Mr Paul Fegan to act in the role of Chief Executive Officer, while an executive search is conducted. This accelerated process will consider both internal and external candidates.

Mr Thame said; "Importantly we are fortunate to have a talented and experienced executive team at St.George that will continue to execute our organic strategy."

Mr Fegan brings a wide range of experience to the role. He joined the Group in 2002 from the National Australia Bank as Group Executive Wealth Management. He assumed responsibility for Wealth Management & Retail Financial Services in November 2004. Following a restructure in April 2007 he has been head of the newly formed Retail Bank & Wealth Management division.

The Group Executive team at St.George is a highly experienced and very stable team and has been recently further strengthened by the appointment of Mr Michael Cameron as Chief Financial Officer and Head of Strategy, from the Commonwealth Bank where he was Head of the Retail Bank.

The Group's organic strategy, which was put in place in 2002, remains in place and the Group remains on track to deliver on its double-digit targets for both 2007 and 2008. It has consistently delivered on its double-digit targets for prior years.

In recent months, the Group Executive team has been instrumental in developing the Group's three and five year strategic plans, which have been reviewed and approved by the Board, and are designed to continue the Bank's strong organic strategy and performance.

Mr Thame thanked Mrs Kelly for her outstanding contribution to the Group.

Mrs Kelly said; "I feel very honoured to have had the opportunity to serve as Chief Executive Officer of St.George over the past five and a half years. This is a special organisation with wonderful people and I have loved working within it. I would like to thank the Board and management and to wish the team as a whole success in the future."

Mr Thame said; "The Board has very much enjoyed working with Gail and we are grateful for her important contribution to the Group's success. On behalf of St.George's Board and all of its staff, we wish Gail the very best in her new role. It is an exciting and challenging time for Gail."

Ends...

Contact
John Thame - 02 9236 3503
Jeremy Griffith - 02 9236 1328 or 0411 259 432

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: AURORA BUY-WRITE INCOME TRUST

ACN/ARSN: 110 303 430

1. Details of substantial holder(1)

Name: ST.GEORGE BANK LIMITED
ACN/ARSN (if applicable): 055 513 070

There was a change in the interests of the substantial holder on: 17/08/2007

The previous notice was given to the company on: 20/06/2007

The previous notice was dated: 20/06/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Units – Fully Paid	580,184	36.27%	570,484	35.16%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
02/08/07	Ascalon Companies	Redemption	$101,113.77	9,700	9,700
17/08/07	Ascalon Companies	Dilution of holding by issue of new units	Not relevant	570,484	570,484

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

	Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	St.George Bank Limited	RBC Dexia Investor Services Australia Nominees Pty Ltd		Ordinary Units – Fully Paid	570,484 Ordinary Units	570,484

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
St.George Bank Limited	4-16 Montgomery Street, Kogarah NSW 2217

Signature

print name Michael Harold See Bowan capacity Company Secretary

sign here [signature]

date 21/08/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: AURORA BUY-WRITE INCOME TRUST

ACN/ARSN: 110 303 430

1. Details of substantial holder(1)

Name: ASCALON COMPANIES (Refer Annexure "A")
ACN/ARSN (if applicable):

There was a change in the interests of the substantial holder on: 17/08/2007

The previous notice was given to the company on: 20/06/2007

The previous notice was dated: 20/06/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Units – Fully Paid	580,184	36.27%	570,484	35.16%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
02/08/07	Ascalon Companies	Redemption	$101,113.77	9,700	9,700
17/08/07	Ascalon Companies	Dilution of holding by issue of new units	Not relevant	570,484	570,484

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Ascalon Companies	RBC Dexia Investor Services Australia Nominees Pty Ltd		Ordinary Units – Fully Paid	570,484 Ordinary Units	570,484

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
Ascalon Capital Managers Limited	Level 4, 1-7 Bligh Street, Sydney NSW 2000
Ascalon Operations and Services Pty Ltd	Level 4, 1-7 Bligh Street, Sydney NSW 2000

Signature

print name Robert Paul Rogerson capacity Secretary

sign here

date 21/08/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

"A"

This is Annexure "A" of 1 page referred to in Form 604 – Notice of Change of Interests of Substantial Holder, which form is addressed to Aurora Buy-Write Income Trust ARSN 110 303 430.

Details of the "Ascalon Companies" (for the purposes of paragraph 1 of Form 604):

Name	ACN / ARSN (as applicable)	Address
Ascalon Operations and Services Pty Ltd as trustee of Ascalon Funds (Seed Pool) Trust	095 283 186	Level 4, 1-7 Bligh Street, Sydney NSW 2000
Ascalon Capital Managers Limited related body corporate of Ascalon Operations and Services Pty Ltd	093 660 523	Level 4, 1-7 Bligh Street, Sydney NSW 2000

Print Name: Robert Paul Rogerson

Capacity: Secretary

Date of Signing: 21 August 2007

st.george

24 August 2007

St.George Bank Limited
ABN 92 055 513 070

Group Legal
Level 8
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: (02) 9236 1205
Facsimile: (02) 9236 1899
Email: bowanm@stgeorge.com.au

Company Announcements
ASX Limited
Exchange Centre
Level 6, 20 Bridge Street
Sydney NSW 2000

Managing Director – Resignation as Director – Appendix 3Z

Please find attached an Appendix 3Z on behalf of Mrs Gail Kelly, who today resigned as a director of St.George Bank Limited. Mrs Kelly will remain employed by St.George until she joins Westpac Banking Corporation on 1 February 2008.

There have been no changes to Mrs Kelly's interests as notified in the Appendix 3Y lodged with ASX on 10 November 2006.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED ("St.George")	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mrs Gail Patricia Kelly
Date of last notice	10 November 2006
Date that director ceased to be director	24 August 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

139,400 shares (fully paid ordinary)

Issued in 2004 pursuant to the Executive Option Plan, Ms Kelly is entitled to a maximum of 375,000 options and pursuant to the Executive Performance Share Plan, Mrs Kelly is entitled to 43,200 awards, exerciseable in tranches yearly from the day following the Bank's announcement of the results for the financial year ending 30 September 2006. Exercise price - $21.70 for the options and nil for the awards. Subject to performance hurdles.

Issued in 2006 pursuant to the Executive Performance Share Plan, Mrs Kelly is entitled to a maximum of 12,639 awards, exercisable on or after 1 October 2008. Exercise price – nil. Subject to tenure hurdle.

Issued in 2006 pursuant to the Executive Performance Share Plan, Mrs Kelly is entitled to a maximum of 18,507 awards, exercisable on or after 1 October 2009. Exercise price – nil. Subject to tenure and performance hurdles.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
G&A Kelly Investments Pty Limited as trustee for the Kelly Family Trust.	966,000 ordinary shares
G&A Kelly Investments Pty Limited as trustee for the Kelly Family Superannuation Fund.	59,000 ordinary shares
G&A Kelly Investments Pty Limited as trustee for the Kelly Family Superannuation Fund.	208 SAINTS

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

1

St.George Bank

Investor Conferences
New York and London
September 2007

st.george

Michael Cameron
Chief Financial Officer

2

About St.George

Australian economy

Financial dimensions

Business priorities and customer service strategy

Going forward

St.George Bank is....

- Australia's 5th largest retail bank
- Differentiated by customer service
- Energetic, practical and focused
- Delivering sustainable, high quality earnings
- A low risk, growth orientated financial services company

On track to meet FY07 and FY08 EPS targets

St.George Bank is....

Retail branches by state



4
23
ACT
13

Business volumes

	$bn	Market Share %
Retail Deposits	44.8	10
Residential Lending*	65.3	9
Managed Funds^	44.3	10
Middle Market**	20.9	8

- c.2.9m customers
- c.8,700 employees
- 4 new sites in QLD and 5 new sites in WA opened during 2H07

Big enough to offer the full range of products and services yet small enough to adapt and grow in a competitive market

All numbers as at Mar-07 *Includes securitised loans **Includes bill acceptances ^Market share percentage of total funds under administration

MSCI inclusion

5

- In Jan-07 the MSCI announced that they are changing the way the Developed Market Large/Mid Cap index is calculated to make it more cohesive
- St.George welcomes its inclusion in provisional MSCI Global Investable Markets Indices
- Transition to the new provisional indices will occur in two phases
- First phase being in Dec-07 and the second and last phase being in May 2008

6

About St.George

Australian economy

Financial dimensions

Business priorities and customer service strategy

Going forward

7

Australian economy – strong and robust

- The Australian economy is robust, benefiting from high commodities prices and strong export markets
- WA and QLD have benefited particularly from higher resource prices and investment activity
- Unemployment around 30 year low at 4.3%
- NSW growth is slower than the national average at 3.2%*, but the state's economy remains resilient
- Official interest rates increased by 0.75% during CY06 and increased by 0.25% in Aug-07. Markets expect official interest rates to remain stable for the remainder of this year
- Federal election to be held during CY07

*NSW state final demand for the year ended Mar-07. Total domestic final demand was 4.5% seasonally adjusted

8

About St.George

Australian economy

Financial dimensions

Business priorities and customer service strategy

Going forward

9

Profit result

	6 months Mar 07	6 months Mar 06	Change %
Net profit^	$572m	$502m	13.9
Cash profit*	$568m	$495m	14.7
Earnings per share*	214.9¢	189.1¢	13.6
Return on equity*	23.2%	22.7%	
Expense to income*	42.6%	44.5%	
Dividend	82¢	74¢	10.8

^Net profit includes hedging and derivatives and significant items
*Cash basis excludes these items. EPS and ROE numbers are annualised

10

High quality earnings



$bn
2
1
0
AGAAP
Cash AIFRS
12.7%
1.6
7.9%
0.7
0.6
14.7%
Revenue
Expenses
Earnings*
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07

18% earnings CAGR since Mar-02

*After tax expense and preference dividends. Percentages Mar-06 to Mar-07


11
Growing business volumes
$bn
100
50
0
14.0%
98.7
8.5%
44.8
44.3
19.2%
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Lending
Retail Deposits
Managed Funds
Percentages Mar-06 to Mar-07 excluding St.George New Zealand


12
Effective cost management
St.George expense to income ratio
%
55
50
45
40
52.7
AGAAP^
Cash AIFRS
42.6
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Peer group expense to income ratio*
%
70
60
50
40
64.6
64.0
51.5
45.8
45.6
44.4
44.3
42.6
Bendigo Bank
Bank of QLD
NAB
CBA
WBC
Suncorp
ANZ
St.George
^Excluding goodwill and before significant items. *Ratios as at the companies last reporting date

13

Maintaining excellent credit quality

Gross non-accruals/total receivables*



bps
100
50
0
Average of the 4 majors
St.George
84
18
23
10
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07

Bad and doubtful debts 0.20% of average total receivables^

- Business lending credit quality remains excellent
- Low risk business mix
- Proven track record
- No exposures to:
  - US sub-prime lending
  - CDOs
  - credit default swaps
  - hedge funds
- 97% of treasury credit exposures are rated "A" or better
- Do not participate in sub-prime lending
- No underwriting risk to large deals

*Sep-05 onwards includes securitisation and bill acceptances. ^Annualised

14

Funding and the credit markets

- Strong base of retail deposits accounting for 45% of total funding
- Liquidity in the bank is strong with significant flexibility going forward
- Securitisation program established in 1997 and accounts for only 16% of total funds:
  - diversified investor base across Australia, Europe, Americas and Asia
  - underlying mortgages of the highest quality
- Highly rated $1.1bn in conduit assets:
  - all underlying assets rated A, A.1 or better
  - 82% rated AAA, 16% AA
  - no offshore or sub-prime assets
- Rigorously monitor and project our capital requirements. All management and regulatory targets are being observed

Significant flexibility in debt and capital funding


15
Outstanding return on equity
Return on equity^
%
24
21
18
19.3
23.2
AGAAP*
Cash AIFRS
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Industry leading ROE
*After preference dividends, before significant items and goodwill. ^Annualised


16
Strong and consistent dividend growth
Dividend payout
¢
85
60
35
38
42
45
50
60
62
67
70
74
77
82
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Earnings per share^
¢
250
200
150
100
122
127
141
144
160
162
174
173
189
202
215
AGAAP*
Cash AIFRS
5yr CAGR 12%
Dividend payout 5yr CAGR 17%
*Before significant items and goodwill. ^Annualised

Basel II

17

- Targeting Advanced Basel II status by Jan-09
- Application for Advanced Retail Credit Risk and Foundation Corporate Credit Risk lodged in Sep-05
- Application for Advanced Operational Risk lodged in Sep-06
- Advanced Corporate Credit Risk to be addressed subsequent to initial accreditation
- Accreditation applications for Securitisation and Interest Rate Risk in the Banking Book to be submitted during 2007
- Business benefits being delivered through enhanced risk management processes
- APRA has indicated that St.George will remain subject to Basel I during 2008
- Accreditation and timing subject to APRA approval

18

About St.George

Australian economy

Financial dimensions

Business priorities and customer service strategy

Going forward

Strategic framework

Deepen and strengthen customer relationships in chosen markets
Leverage specialist capabilities for growth
Creatively differentiate on customer service
Accelerate and empower relationship-selling
Optimise cost structure
Build team and performance culture

Update on key priorities

- Home loans
- Retail deposits
- Middle market
- Managed funds
- Interstate strategy
- Customer service

Home Loans – improving momentum

Residential receivables


$bn
70
50
30
10.2%*
65.3
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07

- 10.7% annualised growth Sep-06 to Jul-07
- NSW economy improving
- Strong pipeline supported by momentum in proprietary and broker channels
- Broker introduced flows stable at 43%^
- Credit quality remains strong

Strong 2H07 performance

*Percentage Mar-06 to Mar-07 excluding St.George New Zealand ^1H07

Deposits – consistent, sustainable growth

Retail deposit balances


$bn
45
35
25
8.5%*
44.8
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07

- 8.0% annualised growth 1H07
- 5.4%^ increase in average transaction account balances
- 16.8%* growth in business deposits
- Improved revenue performance due to:
  - margin management
  - higher average balances
  - redesign of transaction accounts
  - introduction of suite of new flat fee, Visa debit transaction accounts

Successfully balancing growth and profitability

*Percentage Mar-06 to Mar-07 excluding St.George New Zealand ^1H07 on 2H06

Middle Market – excellent performance

23

Total middle market receivables


24.8%*
$bn
25
20.9
15
5
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07

- 19.4% annualised growth Sep-06 to May-07
- 24% annualised growth 1H07 in NSW
- Strong performance due to:
  - significant investment since launch of Best Business Bank in Sep-04
  - robust NSW performance
  - consistent adherence to proven relationship model
- Credit quality remains strong

22% 5yr CAGR in middle market receivables

*Percentage Mar-06 to Mar-07

Wealth Management – an important growth business

24

Total managed funds


19.2%*
$bn
45
44.3
30
15
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07

- 28.2% annualised growth Sep-06 to May-07
- Wealth segmental profit CAGR 27% since Mar-02
- Cost to income 48.5%, down from 77.5% in Mar-02
- Asgard, Advance, Insurance and financial planning businesses all contributing strongly
- Additional opportunity due to changes in super legislation

Consistently ranked in top 5 for net flows

*Percentage Mar-06 to Mar-07

VIC, QLD and WA - building on the opportunity

Residential and Middle Market receivables**


4yr CAGR 23%
18.4%*
$bn
30
15
0
25.7
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Residential
Middle Market

- Residential lending up 16%*
- Middle Market lending up 32%*
- Retail deposits up 21%*
- Continued measured investment in proprietary infrastructure during 2H07:
  - 4 new sites^ in QLD
  - 5 new sites^ in WA
- Growing distribution through broker channels, 'Mortgage Connect' owner operated model and trusted 3rd party partnerships

VIC, QLD and WA represents 30% of residential receivables and 29% of Middle Market receivables

*Percentages Mar-06 to Mar-07. **Includes VIC, QLD and WA. ^Includes combined retail and business sites

Delivering on our customer service formula

Engaged People + **Great Customer Experience** = **Superior Financial Results**

Compelling place to work

- Top quartile staff engagement score* and outstanding key staff retention
- Team-based, positive, energetic culture, focused on making a difference for customers

Compelling place to bank

- 12% differential in customer satisfaction compared to average of major banks^
- Industry leading customer retention rates in GOLD, Middle Market and Asgard

Compelling place to invest

- Since Mar-02
  - 12% EPS growth CAGR
  - 21% average per annum ROE
- Consistently excellent credit quality

*The Gallup Organization Staff Survey 2006, Engagement Index Australian Top Quartile
^Source: Roy Morgan Research Jul-07 rolling 3-mth average. Respondents (aged 14+) with transaction accounts

27

About St.George

Australian economy

Financial dimensions

Business priorities and customer service strategy

Going forward

28

Outlook

Sector outlook

- National home loan credit growth stable at around 12-13%
- National business lending growth to remain solid
- Markets expecting official interest rates to remain stable in the medium term
- NSW economy showing early indications of improvement
- Competitive environment to remain intense

St.George outlook

- Home loans targeting growth at around 10-12% over the full year
- Middle market targeting twice system growth over the full year
- Deposit volumes managed with focus on profitable growth
- Wealth management net inflows to exceed system growth

St.George on track to meet FY07 and FY08 EPS targets

Targets: FY07 and FY08

29

EPS growth FY07	11-12%*
EPS growth FY08	10%*
Cost to income	Manage to low end of peer group
Capital	Tier one 7.0-7.5%
Credit quality	Maintain positive differential to majors
Customer satisfaction	Maintain positive differential to majors

*Targets exclude impact of hedging and derivatives

Confidence for the future

30

- Core strengths of people and culture
- Strong customer loyalty and advocacy
- Room to grow across products, segments and geographies
- Focused, agile and quick to innovate
- Management team with track record of excellent execution

St.George better positioned than ever to deliver quality and sustainable financial results

st.george

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: AURORA BUY-WRITE INCOME TRUST

ACN/ARSN: 110 303 430

1. Details of substantial holder(1)

Name: ASCALON COMPANIES (Refer Annexure "A")

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on: 17 /09/2007

The previous notice was given to the company on: 21/08/2007

The previous notice was dated: 21/08/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associa (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Units – Fully Paid	570,484	35.16%	548,084	33.78%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
17/09/07	Ascalon Companies	Redemption	$232,718.08	22,400	22,400

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

	Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes	
	Ascalon Companies	RBC Dexia Investor Services Australia Nominees Pty Ltd		Ordinary Units – Fully Paid	548,084	548,084	

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
Ascalon Capital Managers Limited	Level 4, 1-7 Bligh Street, Sydney NSW 2000
Ascalon Operations and Services Pty Ltd	Level 4, 1-7 Bligh Street, Sydney NSW 2000

Signature

print name Robert Paul Rogerson capacity Secretary

sign here date 19/09/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details o any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal o the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired ha or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: AURORA BUY-WRITE INCOME TRUST

ACN/ARSN: 110 303 430

1. Details of substantial holder(1)

Name: ST.GEORGE BANK LIMITED
ACN/ARSN (if applicable): 055 513 070

There was a change in the interests of the substantial holder on: 17/09/2007

The previous notice was given to the company on: 21/08/2007

The previous notice was dated: 21/08/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Units – Fully Paid	570,484	35.16%	548,084	33.78%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
17/09/07	Ascalon Companies	Redemption	$232,718.08	22,400	22,400

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

	Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	St.George Bank Limited	RBC Dexia Investor Services Australia Nominees Pty Ltd		Ordinary Units – Fully Paid	548,084	548,084

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
St.George Bank Limited	4-16 Montgomery Street, Kogarah NSW 2217

Signature

print name Michael Harold See Bowan capacity Company Secretary

sign here date 19/09/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

news release

26 September 2007

St.George announces 20% increase in its ATM network through new partnership with BP

St.George Bank today announced a new partnership with BP which will see the introduction of almost 200 St.George branded ATMs into prominent BP sites across Australia, offering customers increased access to St.George ATMs and the many benefits of a convenient BP location, including parking and a safe and secure environment.

The agreement reinforces St.George's commitment to providing the best possible customer service experience and improves accessibility to ATM services for customers nationally.

St.George Acting Chief Executive Officer, Paul Fegan said, "St.George and BP have worked hard to create this partnership that really responds to customers needs – St.George and BP customers alike benefit from increased access to St.George ATMs in prime BP locations nationally."

"St.George continually strives to improve its customer service proposition. Striking a new partnership like this one is integral to our plan of extending our ATM and branch network offers to make banking with St.George more convenient and accessible to even more customers. Like St.George, BP is a high profile company with an excellent reputation so we are really pleased to introduce our iconic brand to their customers and trust that St.George customers will enjoy the benefits of this new association."

Dean Salter, Vice President – BP Convenience Retail, said, "We are confident our customers will greatly benefit from having access to St.George's fleet of ATMs at various stores within our national network. We are pleased to be partnering with such a well known and respected brand."

While the initial rollout introduces around 200 ATMs into BP sites nationally (operated by Customers Ltd, Australia's largest ASX-listed deployer and owner of ATMs), BP and St.George will continue to work together to identify further opportunities for St.George to expand within the BP network, with a focus on key areas including Western Australia, Queensland and Victoria.

To help customers better plan their banking and reduce the need to use other banks ATMs, St.George also offers an industry first ATM Locater via SMS. Simply SMS your current suburb and state to 199 44 ATM (286) (cost is $0.40 billed by your mobile phone carrier). Additionally, customers can check for their nearest ATM by visiting www.stgeorge.com.au

Media contacts:
Lara Daniels, St.George Bank Corporate Relations, 02 9236 1508
Sharon Keller, St.George Bank Corporate Relations, 02 9236 3536

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**SAINTS - Declaration of Dividend**
Date Sent:	26 September 2007

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SAINTS, the Bank has declared a quarterly dividend of $1.4371 per SAINTS to be paid 20 November 2007 with a record date for determination of entitlements of 6 November 2007. 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**SPS - Declaration of Dividend**
Date Sent:	26 September 2007

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SPS, the Bank has declared a quarterly dividend of $1.3930 per SPS to be paid 20 November 2007 with a record date for determination of entitlements of 6 November 2007. 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**CPS - Declaration of Dividend**
Date Sent:	26 September 2007

St.George Bank advises that in accordance with the Terms of Issue of the Bank's CPS, the Bank has declared a quarterly dividend of $1.4106 per CPS to be paid 20 November 2007 with a record date for determination of entitlements of 6 November 2007. 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**SAINTS, SPS and CPS** **Declaration of Dividend - Correction**
Date Sent:	26 September 2007

In reference to the announcement earlier today for the St.George Bank's SAINTS, SPS and CPS dividend declarations, it is advised that the record date for determination of entitlements will be 7 November 2007 and not 6 November 2007 as previously advised.

Yours sincerely

Michael Bowan
General Counsel and Secretary

END